Exhibit 99.39

DHX MEDIA LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

December 11, 2013

The annual meeting (the “Meeting”) of the holders of Common Shares in the capital of the Company (the “Common Shares”) and Preferred Variable Voting Shares in the capital of the Company (the “PVVS” and, together with the Common Shares, the “Shares”) of DHX Media Ltd. (“DHX”) will be held at The Halifax Club, 1682 Hollis Street, Halifax, Nova Scotia on December 11, 2013 at 10:30 a.m. (Halifax time) for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the fiscal year ended June 30, 2013, together with the auditors report thereon;

2.	To elect directors for the ensuing year;

3.	To re-appoint PricewaterhouseCoopers, LLP as the auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting are set forth in the accompanying Circular.

If you are a registered holder of Shares, you are requested to complete, sign, date and return to Computershare Investor Services Inc. (“Computershare”), the transfer agent and registrar of DHX, the enclosed form of proxy whether or not you are able to attend the Meeting in person. All instruments appointing proxies to be used at the Meeting must be deposited with Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 10:30 a.m. (Halifax time) on December 9, 2013, the second last business day preceding the date of the Meeting or with the Chair of the Meeting prior to the commencement of the Meeting on the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting or with the Chair of the adjourned or postponed Meeting prior to the commencement of the Meeting on the date of the Meeting.

If you are a non-registered holder of Shares (for example, if you hold Shares in an account with a broker, dealer or other intermediary), you should follow the voting procedures described in the voting instruction form or other document accompanying the Circular or call your broker, dealer or other intermediary for information on how you can vote your shares.

The board of directors of the Company has fixed November 6, 2013 as the record date for the determination of holders of DHX Shares entitled to receive notice of and vote at the Meeting. Any persons who were not holders of DHX Shares and who acquired Shares after the record date will not be entitled to receive notice of the Meeting, and any shareholder who acquired Shares after the record date will not be entitled to vote those Shares at the Meeting. For the purposes of the Meeting, each holder of Common Shares will be entitled to one vote for each Common Share held. If necessary, the PVVS will be voted in accordance with the PVVS Shareholder Agreement (defined below).

By order of the board of directors

(signed)  Mark Gosine

EVP, Legal Affairs, General Counsel & Corporate Secretary

ABOUT THIS CIRCULAR

This Management Information Circular (the “Circular”) is being sent by the management of DHX Media Ltd. (“DHX”) to all holders of Common Shares (the “Shareholders”), together with a notice of an annual meeting of the Shareholders and documents required to vote at the annual meeting (the “Meeting”) of the Shareholders. The Circular’s purpose is:

•	to explain how you, as a Shareholder, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;
•	to request that you authorize DHX’s Chairman (or his alternate) to vote on your behalf in accordance with your instructions set out on the proxy form;
•	to inform you about the business to be conducted at the Meeting; and
•	to give you important background information to assist you in deciding how to vote.

Additional information relating to DHX is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Financial information of DHX is provided in DHX’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year and its most recently completed interim period. Shareholders may contact DHX to request copies of DHX’s financial statements and MD&A by sending an email with that request to info@dhxmedia.com.

No person has been authorized to give any information or to make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, fax, e-mail or oral communication by the directors, officers and employees of DHX and its subsidiaries, at no additional compensation. All costs associated with the solicitation of proxies by DHX and its subsidiaries will be borne by DHX and its subsidiaries.

Unless otherwise specified herein, all references to dollar amounts shall be to Canadian dollars.

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DHX MEDIA LTD.

MANGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL MEETING OF SHAREHOLDERS

December 11, 2013

SOLICITATION OF PROXIES

This management information circular (the “Circular”) and accompanying form of proxy is furnished in connection with the solicitation by management of DHX of proxies to be used at the Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of DHX without special compensation. The cost of solicitation will be borne by DHX.

APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed form of proxy (the “Proxy”) are officers of DHX. Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than the persons designated by management of DHX in the Proxy to attend and act on the Shareholder’s behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person in the blank space provided in the Proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of DHX as a holder of Shares is a registered Shareholder. A non-registered Shareholder is a beneficial owner of Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Registered Shareholders

A registered Shareholder can vote Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered Shareholder who wishes to vote in person at the Meeting should not complete or return the Proxy included with this Circular. Those registered Shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered Shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the Proxy, and the Shares represented by the Shareholder’s Proxy will be voted or withheld from voting in accordance with the instructions indicated on the Proxy, or any ballot that may be called at the Meeting or any adjournment thereof.

A registered Shareholder must submit his or her Proxy by completing, dating and signing the Proxy and returning it using the envelope provided or otherwise to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, (“Computershare”).

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To be effective, a proxy must be received by Computershare no later than 10:30 a.m. (Halifax time) on December 9, 2013 or, if the Meeting is adjourned, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding of the Meeting or any adjournment thereof.

Non-Registered Shareholders

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (the Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of DHX as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s own name on the records of DHX. Such Common Shares will more likely be registered in the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure their Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge’s toll-free telephone number to vote their Common Shares or access Broadridge’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Beneficial Shareholders fall into two categories – those who object to their identity being made known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of National Instrument 54-101-Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly to such NOBOs.

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DHX has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result, any NOBO of DHX can expect to receive a scannable VIF from Computershare. Please complete and return the VIF to Computershare in the envelope provided or by facsimile. In addition, telephone voting and internet voting are available as further described in the VIF. Instructions in respect of the procedure for telephone and internet voting can be found in the VIF. Computershare will tabulate the results of the VIFs received from DHX’s NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs received by Computershare.

DHX’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

REVOCATION OF PROXIES

A registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, at the registered office of DHX, 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7 at any time up to 5:00 p.m. (Halifax time) on the last business day preceding the date of the Meeting, or in the case of any adjournment of the Meeting, 5:00 p.m. (Halifax time) on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A registered Shareholder may also revoke a proxy in any other manner permitted by law. A Beneficial Shareholder may revoke voting instructions by written notice to the intermediary to whom the instructions were given. Beneficial Shareholders should refer to their VIF for further information on revoking voting instructions. Any revocation notice should be delivered to the intermediary well in advance of the Meeting to allow the intermediary time to process the revocation.

VOTING OF PROXIES

On any ballot that may be called for, Shares represented by properly executed proxies in favour of the person designated by management of DHX in the Proxy will be voted for or withheld from voting in accordance with the instructions given thereon. If a choice is specified with respect to any matter to be acted on, the Shares will be voted accordingly. If a specification is not made with respect to any matter, the Shares will be voted in such manner as stated therein.

The Proxy confers discretionary authority upon the person specified therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of DHX is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to management, should properly come before the Meeting or any adjournment thereof, the Shares represented by properly executed proxies given in favour of the persons designated by management of DHX in the Proxy will be voted on such matters pursuant to such discretionary authority.

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VOTING SHARES

Common Shares

As at November 6, 2013, DHX had 103,017,388 Common Shares issued and outstanding.

Preferred Variable Voting Shares

As at November 6, 2013, DHX had 100,000,000 PVVS issued and outstanding.

Quorum

A quorum of Shareholders is present at the Meeting if there are persons not being less than two in number and holding or representing by proxy not less than 25 percent of the issued and outstanding shares of DHX enjoying voting rights at such meeting. Each Common Share is entitled to one vote, without cumulation, on each matter to be voted upon at the Meeting. Each PVVS shall be voted in accordance with the PVVS Shareholder Agreement (defined below).

Record Date

The Board has fixed November 6, 2013 as the record date (the “Record Date”) for the Meeting. Any holder of Shares of record at the close of business on the Record Date is entitled to vote the Shares registered in such Shareholder’s name at that date on each matter to be acted upon at the Meeting. On a show of hands, every Shareholder and proxyholder present in person shall have one vote and, on a ballot, every Shareholder and proxyholder present shall have one vote for each share of which he or it is the Shareholder or proxyholder.

Principal Shareholders

To the knowledge of the Directors and officers of DHX, as at the date of this Circular, except for the persons and companies listed below, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding Common Shares:

Common Shares

	Number of DHX Common Shares		Percentage of Outstanding DHX
Name of Shareholder	Held		Common Shares
Birch Hill Equity Partners
Management Inc. (1)	28,363,796	(2)	27.5%

(1)	See Support and Standstill Agreement below.

(2)	The Birch Hill Group holds 23,645,672 of the Common Shares representing 23% of the Common Shares and 4116372 Canada Inc., which is indirectly controlled by Birch Hill Equity Partners Management Inc., holds 4,718,124 of the Common Shares. Accordingly, the Birch Hill Equity Partners Inc. directly and indirectly owns or controls 28,363,796 Common Shares, representing approximately 27.5% of the Common Shares.

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To the knowledge of the directors and officers of the Company, as at the date of this Circular, except for the persons and companies listed below, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding PVVS:

Preferred Variable Voting Shares

Name of Shareholder	Number of PVVS Held	Percentage of Outstanding PVVS
Michael Donovan	100,000,000	100%

The votes attached to the PVVS as a class are automatically adjusted so that they, together with the votes attached to Common Shares that are beneficially controlled by Canadians (as defined in the Investment Canada Act) (as determined based on inquires DHX has made of the holders of Common Shares and depositary interests) equal 55% of the votes attached to all shares in the capital of DHX. The votes attached to the PVVS as a class will, in aggregate, not be less than 1% of the votes attached to all shares in the capital of DHX.

The votes attached to the PVVS as a class is determined based on the level of Canadian ownership of Common Shares ascertained through the monitoring process to be undertaken through DHX’s transfer agent. If no response to these inquiries is received from a particular broker or market intermediary, then the Common Shares or depositary interests held by that broker or market intermediary are deemed to be owned by non-Canadians. The votes attached to the PVVS as a class for any meeting of Shareholders is determined once the level of Canadian ownership of Common Shares has been established through this monitoring process.

DHX’s Chief Executive Officer, Michael Donovan, who has entered into a preferred variable voting shareholders agreement (the “PVVS Shareholders Agreement”) with DHX pursuant to which Mr. Donovan (i) agreed not to transfer PVVS, in whole or in part, except with the prior written approval of the Board, (ii) granted to DHX the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX a power of attorney to effect any transfers contemplated by the PVVS Shareholders Agreement. The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholders Agreement cannot be amended, waived or terminated unless approved by the TSX.

Support and Standstill Rights Agreement

In connection with DHX’s acquisition of the business of Cookie Jar Entertainment Inc. (the “Acquisition”). DHX has entered into a support and standstill rights agreement (the “Support and Standstill Agreement”) with Birch Hill Equity Partners II (Barbados) L.P., Birch Hill Equity Partners II (Entrepreneurs) L.P., Birch Hill Equity Partners II (QLP), L.P., Birch Hill Equity Partners II, LP, Birch Hill Equity Partners (US) III, LP, Birch Hill Equity Partners (SC) III, LP, Birch Hill Equity Partners (Entrepreneurs) III, LP, and TD Capital Group Limited, (such entities being referred to collectively as the (“Birch Hill Group”). Under the terms of the Support and Standstill Agreement, for so long as the Birch Hill Group holds, directly or indirectly, at least 19.9% of the outstanding Common Shares, the Birch Hill Group shall have the right to nominate two directors to the Board at each election of directors and the Board shall not be increased to have more than eight members without the consent of the Birch Hill Group. If the Birch Hill Group holds, directly or indirectly, between 19.9% and 10% of the outstanding Common Shares, the Birch Hill Group shall have the right to nominate one director to the Board at each election of directors.

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The Support and Standstill Agreement also provides that for a period of 18 months following the closing of the Acquisition, the Birch Hill Group shall not, directly or indirectly, without the prior written consent of the Board or as otherwise specifically authorized pursuant to the Support and Standstill Agreement, (i) purchase or offer to acquire any Common Shares or securities convertible into Common Shares, such that the Birch Hill Group has the right to acquire Common Shares greater than 35% of the then outstanding Common Shares, (ii) acquire or propose to acquire, directly or indirectly, by means of purchase, merger, consolidation, take-over bid or otherwise acquire ownership in DHX, other than as permitted pursuant to clause (i) above, (iii) sell or agree to sell any Common Shares held by it in a private sale to an entity engaged in the production or distribution of television programs or motion pictures in Canada, or (iv) solicit proxies from holders of Common Shares or otherwise attempt to influence the voting of Shareholders. Further, for a period of 12 months following the Closing Date the Birch Hill Group shall not engage in any negotiations or discussions with respect to any acquisition or business combination relating to DHX or its assets without the prior written consent of the Board.

The Support and Standstill Agreement also provides that for a period of 18 months following the closing of the Acquisition, the Birch Hill Group shall (i) vote the shares owned, directly or indirectly, by the Birch Hill Group in favour of each individual nominated by the Board for election to the Board, and (ii) vote the shares owned, directly or indirectly, by the Birch Hill Group in favour of each resolution of the Shareholders unanimously recommended by the members of Board (other than Michael Hirsh and the Birch Hill Group nominees), except that this requirement shall not apply to any resolution relating to a change of control, restructuring or merger of DHX, material acquisition or disposition, the creation of any class of shares ranking in priority to the Common Shares, or transaction affecting the Birch Hill Group’s ownership position.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Election of Directors

The Board has fixed the number of directors to be elected at the Meeting at eight. Each director will hold office, subject to the provisions of the Company’s by-laws, until the next annual meeting of shareholders or until the successor of such director is duly elected or appointed. Under the terms of the Support and Standstill Agreement, the Birch Hill Group holds, directly or indirectly, at least 19.9% of the outstanding Common Shares, and as such has the right to nominate two directors to the Board at each election of directors, which nominees are John Loh and Michael Salamon, and the Board shall not be increased to have more than eight members without the consent of the Birch Hill Group. For more information see Support and Standstill Rights Agreement above.

The Board recommends that shareholders vote “FOR” the election of each of its proposed nominees to serve on the Company’s board of directors until the next annual meeting of shareholders. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of each of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee’s name. The nominees set forth below have consented to being named in this Circular and to serve if elected. Management does not contemplate that any of the proposed nominees will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such proposed nominee(s) may be voted by the persons designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

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The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associate or affiliate as at the date of this Circular. The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of DHX, has been furnished by the respective Directors individually.

Directors

Name and Municipality of			Number of Common Shares
Residence	Principal Occupation	Director Since	Owned
Sir Judson Graham Day(1), (2), (7)	Corporate Director	January 9, 2006	225,000
Hantsport, Nova Scotia, Canada

Michael Patrick Donovan(1)	Chief Executive Officer,	February 12, 2004	6,124,077
Halifax, Nova Scotia, Canada	DHX Media Ltd.

Michael Hirsh	Executive Chair, DHX	October 22, 2012	21,000
Toronto, Ontario, Canada	Media Ltd.

John Loh(5) , (6)	Partner, Birch Hill	October 22, 2012	See Note 6
Toronto, Ontario, Canada	Equity Partners

John William Ritchie(2)	Corporate Director	February 12, 2004	750,830
Halifax, Nova Scotia, Canada

Michael Salamon(4), (6)	Partner, Birch Hill	October 22, 2012	See Note 6
Toronto, Ontario, Canada	Equity Partners

Robert G. C. Sobey(3)	CEO, Lawtons Drugs	December 16, 2010	325,000
Stellarton, Nova Scotia, Canada

Donald Arthur Wright(2)	Corporate Director	January 9, 2006	135,135
Toronto, Ontario, Canada

(1)	Current member of the Production Financing Committee.
(2)	Current member of the Audit Committee, Compensation Committee and the Nominating and Governance Committee.
(3)	Current member of the Compensation Committee.
(4)	Current member of the Audit Committee.
(5)	Current member of the Compensation Committee and the Nominating and Governance Committee.
(6)	See “Principal Shareholders” above. John Loh and Michael Salamon are employees of Birch Hill Equity Partners Management Inc.
(7)	Lead Director.

DHX does not have an executive committee. The following sets out the principal occupation, business or employment of each Director and other biographical information. Except as noted below, each of the Directors has been engaged for more than five years in his present principal occupation or in other capacities with DHX or organization (or predecessor) in which he currently holds his principal occupation.

Sir Judson Graham Day, O.N.S., C.D., Q.C., a non-executive and Lead Director of DHX, is Counsel to the Atlantic Canada law firm of Stewart McKelvey. He has served as Chairman of the board of directors of Sobeys Inc., Cadbury Schweppes plc, PowerGen plc, British Aerospace plc, Hydro One Inc., Scotia Investments Limited, as well as lead director of The Bank of Nova Scotia. Sir Graham Day is a Fellow of the Institute of Corporate Directors of Canada and a Companion of the Chartered Management Institute in the United Kingdom. He is the Colonel Commandant of the Canadian Forces Legal Branch. He is Chancellor Emeritus of Dalhousie University, was knighted in 1989 by Queen Elizabeth II for services to British industry and has been elected to the Canadian Business Hall of Fame.

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Michael Patrick Donovan, Chief Executive Officer of DHX, has been recognized with numerous awards for his work in the television and film industry, including an Academy Award for the feature documentary Bowling for Columbine. Mr. Donovan co-founded and was chairman and chief executive officer of Salter Street Films, which was purchased by Alliance Atlantis in 2001. Mr. Donovan is a non-practicing member of the Barristers Society of Nova Scotia, was previously a member of the Board of the Academy of Canadian Cinema and Television, and is currently the Chair of the Board of Trustees of the Nova Scotia College of Art and Design (NSCAD). In 2009 he was elected to the Board of the Canadian Media Production Association (CMPA). Mr. Donovan holds a B.A. (1974), LL.B. (1977) and LL.D. (Hon) (2004) degrees from Dalhousie University.

Michael Hirsh, Executive Chair, Executive Producer and Chair of Digital Sales Group of DHX is recognized industry-wide as a leading business and brand-builder. Mr. Hirsh’s achievements have helped shape today’s era in animation production and distribution. In 1971, Mr. Hirsh co-founded Nelvana Limited, where he developed and produced many of television’s most celebrated quality animated programs and in the process pioneered many of the worldwide co-production, marketing and distribution techniques that have become standard industry practice. Some of the shows that Nelvana is best known for are Babar, Berenstain Bears, Care Bears, Droids, Ewoks, Magic School Bus, Franklin, Little Bear, Max and Ruby, Rolie Polie Olie and Bob and Margaret as well as Rock&Rule. Nelvana was sold in 2000 and Mr. Hirsh continued to serve as CEO until 2002 when he departed the company. In 2004, Mr. Hirsh co-led an investment group to start Cookie Jar Entertainment Inc. where he served as CEO until the acquisition of its business by DHX in October 2012.

John Loh, a non-executive director of DHX, has 19 years of experience in private equity and investment banking. He was with TD Capital, Birch Hill’s predecessor company, from 1999 to 2005. Prior to joining TD Capital, Mr. Loh was a Director in TD’s Asian Media and Telecom group based in Singapore. He also spent four years with TD Securities in Toronto where he worked in the Corporate Finance and M&A and the Structured Finance Groups, focusing mainly on transactions in the communications sector. Mr. Loh received his H.B.A. from the Richard Ivey School of Business, University of Western Ontario.

John William Ritchie, a non-executive director of DHX, has over 50 years of experience in the Canadian financial community. Mr. Ritchie is a former director of Empire Co. Ltd., Sobeys Inc. and Salter Street Films. Mr. Ritchie also co-owned and operated Scotia Bond Company Limited, an Atlantic Canadian-based, regional investment dealer, from 1963 to 1990. Scotia Bond was a member of the Toronto and Montreal Stock Exchanges and was sold to a national investment dealer in 1990.

Michael Salamon, a non-executive director of DHX, is a partner of Birch Hill Equity Partners and has over 20 years of experience in the private equity industry. Prior to joining Birch Hill in 2005, he was with TD Capital Group Ltd. from 2000 to 2005, Birch Hill Equity Partners’ predecessor company, and prior to that spent seven years as a Vice President at Harrowston Inc., a Toronto-based private equity investment firm. Mr. Salamon received his M.B.A. from the University of Chicago and his Bachelor of Applied Science (Honours) in Electrical Engineering from the University of Toronto. Mr. Salamon is a CFA charterholder and has the ICD.D designation.

Robert (Rob) G. C. Sobey, a non-executive director of DHX, is the President and CEO of Lawtons Drugs and a Director of Empire Co. Limited and Sobeys Inc. He is the past Chairman of the Art Gallery of Nova Scotia and the Nova Scotia Community College, and sat on the boards of Queen's University and the Nova Scotia College of Art and Design. Mr. Sobey currently sits on the Board of Dalhousie University, the Advisory Board of Queens School of Business, and is a member of the American Patrons Committee of the Tate Museum (UK). He is the Chairman of the Sobey Art Foundation, and is Honorary Colonel of the 1st Field Artillery Regiment, RCA. Mr. Sobey was selected Atlantic CEO of the Year for 2009. Mr. Sobey has an MBA and the ICD.D designation.

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Donald Arthur Wright, a non-executive director of DHX. Mr. Wright is currently the President and Chief Executive Officer of The Winnington Capital Group Inc. He is an active investor in both the private and public equity markets. Mr. Wright’s career has spanned over 30 years in the investment industry. He has held a number of leadership positions, including President of Merrill Lynch Canada, Executive Vice-President, Director and member of the Executive Committee of Burns Fry Ltd., Chairman and Chief Executive Officer of TD Securities Inc. and Deputy Chairman of TD Bank Financial Group. Mr. Wright serves as Chairman of the Board of Directors of GMP Capital Inc., Cinaport Capital Inc., Equity Financial Holdings Inc., Equity Financial Trust Co., Richards Packaging Inc. and Tuscany International Drilling Inc. He is also Chairman of the Board of Trustees of Richards Packaging Income Fund. Mr. Wright serves as a Director of several other Canadian corporations. He actively supports numerous charitable organizations. He is a member of the Board of Directors for MaRS Innovation Inc., a member of the Royal Ontario Museum Governors’ Finance Committee, a member of the Campaign Cabinet of the Centre for Addiction and Mental Health Foundation and Honorary Chair of the Pine River Institute Cabinet. He is also a past member of the Board of Trustees of The Hospital for Sick Children, and Past Chairman of the Board of Directors of VIA Rail Canada Inc.

2.	Re-Appointment of Auditors and Authorization for Directors to Fix Their Remuneration

PricewaterhouseCoopers, LLP of 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3P6, Canada are the current auditors of DHX. PricewaterhouseCoopers, LLP is registered with the Institute of Chartered Accountants of Nova Scotia and has entered into an agreement with the Canadian Public Accountability Board. At the Meeting, Shareholders will be requested to re-appoint PricewaterhouseCoopers, LLP, as the independent auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the board of directors to fix the auditors’ remuneration. PricewaterhouseCoopers, LLP were first appointed as auditors of the Company on October 25, 2004.

The following table outlines the audit, audit-related, tax and other fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, in each of the fiscal years ended June 30, 2012 and June 30, 2013.

Audit Fees

Fees	Fiscal Year Ended June 30, 2012	Fiscal Year Ended June 30, 2013
Audit Fees(1)	$409,000	$788,000
Audit Related Fees(2)	$105,400	$95,400
Tax Fees(3)	$71,235	$232,000
All Other Fees	-	-
Total	$585,635	$1,115,400

(1)	Audit fees are for services related to the audit of the consolidated financial statements (2012 - $300,000) and (2013 - $475,000) and reviewing disclosure in quarterly statements, prospectus filings and business acquisition report (2012 - $15,000) and (2013 - $313,000) and $94,000 relating to IFRS conversion in 2012.
(2)	Audit related fees are for services including those related to production cost audits.
(3)	Tax fees are for services related to tax compliance (2012 - $71,235 and 2013 - $112.200) and planning (2012 – nil and 2013 - $120,000).

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The Company’s board of directors recommends that Shareholders vote “FOR” the re-appointment of PricewaterhouseCoopers, LLP as independent auditors for the Company until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the board of directors to fix the auditors’ remuneration. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers, LLP as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the board of directors to fix the remuneration of the auditors.

3.	Other Matters

The Company knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent in accordance with their judgement on such matters.

EXECUTIVE COMPENSATION

The Company’s executive compensation program is administered by the Compensation Committee of the Board of Directors (the “Compensation Committee”). Recommendations are made by the Compensation Committee to the full board for its approval. The Compensation Committee has, as part of its Charter, responsibility for the remuneration of the Chief Executive Officer of the Company. The Compensation Committee also evaluates and approves recommendations of the Company’s Chief Executive Officer for the remuneration of other senior officers of the Company, including the Company’s named executive officers (determined in accordance with applicable rules), being those individuals holding the position of Chief Executive Officer and Chief Financial Officer and the three other most highly compensated executive officers of the Company whose annual compensation for the fiscal year ended June 30, 2013 exceeded $150,000 (“Named Executive Officers”). The Compensation Committee is composed entirely of independent directors.

Objectives of the Compensation Program

The primary function of the Compensation Committee is to determine and make recommendations with respect to all forms of compensation granted to the Chief Executive Officer of the Company and reviewing the Chief Executive Officer’s recommendations respecting compensation of other senior officers of the Company.

The Company’s compensation program is designed to encourage behaviour and performance among the Company’s key employees, including its Named Executive Officers, which the Compensation Committee believes is in the best interest of shareholders. The Company attempts to keep compensation consistent with the Company’s strategic business and financial objectives and competitive within in the entertainment industry and the local market while enabling the Company to attract, motivate and retain executive personnel as the Company feels necessary to maximize return to shareholders. The incentive portion of the compensation program rewards positive annual performance to increase performance relative to prior years.

Elements of the Compensation Program

Unless otherwise stated a Named Executive Officer’s compensation is comprised of base salary compensation, performance based annual bonus awards, and option based awards. Each of these elements are discussed below.

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In addition the Named Executive Officers are entitled participate in other group benefits plans, such as health and dental insurance, which are available to all employees of the Company and which are comparable to those offered by industry peers.

In 2007, shareholders approved the adoption of the Employee Share Purchase Plan to encourage employees, including Named Executive Officers, to accumulate savings through the ownership of common shares.

Base Salary

Overall remuneration for each Named Executive Officer is determined having regard to individual measures such as the officer’s current responsibilities, their individual performance and years of experience. In establishing base salaries, the Company considers such factors as current competitive market conditions, and comparable compensation levels within and outside the organization. When reviewing base salaries, the Compensation Committee considers equitable factors, such as desire to maintain a similar level of compensation for a particular officer group, their respective function, as well as length of service and salaries offered by other companies.

Performance Based Compensation

Historically, annual incentive bonuses have been awarded to Named Executive Officers based on multiple performance criteria, including evaluations of personal job performance and performance measured against objective business criteria, and in some cases subject to limits specified in the Named Executive Officer’s employment agreements. For the year ended June 30, 2013, the CEO, CFO, Executive Chair and President and COO’s bonuses were based on achieving 130% of targeted EBITDA, as well as individual targets and successful negotiation of a major acquisition. Based on these factors, among others, the Compensation Committee set the CEO, CFO, Executive Chair and President and COO’s bonuses at $200,000, $182,000, $100,000 and $163,000 respectively. See “Employment Contracts” below.

Option Based Awards

The amount of option based awards given to Named Executive Officers in any given year, and any conditions imposed thereon, are designed to encourage the continued long term strategic planning on the part of the Named Executive Officers, to retain their services in subsequent years and to relate long term compensation to long term shareholder value. The Company’s view is that in appropriate circumstances, option based awards can be an integral part of a balanced compensation program. The Company has entered into employment agreements with each of the Named Executive Officers that generally provide for option awards to be determined in the discretion of the Compensation Committee.

Determining Compensation

In determining the remuneration, including salaries, bonuses and other compensation, of executives in respect of a fiscal year, the Compensation Committee of the Company takes into account the overall financial performance of the Company as well as the specific performance of each executive in his or her functions. In making its determination, no particular weight is given to one factor in relation to another. Based on a review of all such relevant factors, the Compensation Committee of the Company makes a determination as to the appropriate remuneration for each of the executives.

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The Company’s current compensation policy for its executive officers, including the Named Executives Officers, is intended to provide competitive rates of compensation that reflect the individual’s performance and responsibilities. Incentive plans are provided to supplement base salary to various management levels in the Company based on the financial performance of the Company. The decision to award discretionary bonuses and/or to grant stock options under the Stock Option Plan is tied to the particular meritorious performance of the individual in question. The Chief Executive Officer makes recommendations to the Compensation Committee regarding the total remuneration and stock option grants for each of the Company’s officers, other than for himself. The Compensation Committee then reviews and submits its recommendations to the Board for consideration. Based on the recommendations of the Compensation Committee, the Board approves the remuneration and stock option grants.

The compensation of the Chief Executive Officer of the Company is determined by the Compensation Committee in accordance with the same criteria upon which the compensation of all other executive officers is based and subsequently submitted to the Board for approval. His compensation is viewed as being commensurate with his contribution to the Company and his responsibilities.

The Compensation Committee believes that the criteria behind the Company’s compensation decisions are appropriate and effective to make overall compensation levels competitive to attract and retain quality employees but not excessive or out of step with market realities.

Compensation Related Risks

In reviewing the compensation of DHX’s Named Executive Officers and exercising its discretion in setting base salaries and performance targets, and making annual bonus and share option grant decisions, the Compensation Committee considers the mix of incentives created by different components of compensation and the effect those incentives may have on decisions being made by management, including the risk that such decisions may not be in the best interests of DHX and its shareholders.

The Compensation Committee believes that a number of its compensation practices mitigate the risk of misaligned incentives for its Named Executive Officers, including:

•	Base salaries are determined with reference to DHX’s industry peers.
•	In assessing performance for the purposes of annual bonus awards, the Compensation Committee refers to a variety of company-wide and individual performance measures targets to ensure that individual performance that is not reflected in the company’s overall performance is not excessively rewarded.
•	Annual bonus awards are generally capped and are not excessive relative to base salaries.
•	The compensation programs include a significant discretionary component allowing the Compensation Committee to address compensation that does not otherwise reflect company performance.
•	Share option awards typically vest 25% per year over four years from the date of grant with reasonable exercise periods, providing a long term incentive to maximize share performance.
•	Employee share ownership is encouraged through DHX’s Employee Share Purchase Plan.

As a result of its review of DHX’s executive compensation, the Compensation Committee has concluded that there are no identified risks arising from its compensation programs which are reasonably likely to have a material adverse effect on DHX.

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Performance Graph

The following graph compares for each of the last five fiscal years ended June 30, the yearly percentage change in the cumulative total shareholder return on the Common Shares with the S&P/TSX Composite Index (the “S&P/TSX Index”). The performance of the Common Shares, as set out in the graph is based upon historical data and is not indicative of, nor intended to forecast, future performance of the Common Shares.

The chart below provides information with respect to the value of $100 invested on June 30, 2008, in Common Shares as well as in the S&P/TSX Index, assuming dividend reinvestment when applicable:

	June 30
	2008	2009	2010	2011	2012	2013
DHX Media Ltd.	100.00	50.65	52.60	57.79	71.43	205.84
S&P/TSX Composite	100.00	71.71	78.07	91.94	80.16	83.84

The above graph and table demonstrate a general decline which is consistent with challenging conditions in 2009 and 2010. As a result these challenging conditions, no cash performance based bonuses were awarded to Named Executive Officers for the years ended June 30, 2009 and June 30, 2010. The above graph and table also demonstrates a significantly improved performance (188% increase for DHX versus a 5% decline for the S&P/TSX) of the Common Shares for fiscal 2013, DHX is now out preforming the TSX composite by a factor of greater than 2 to 1.

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Summary Compensation Table

The following table sets forth information regarding compensation of the Company’s Named Executive Officers (“NEOs”):

Annual Compensation

				Share			Annual
	Fiscal			Based	Option Based		Incentive	All Other		Total
Name and Principal	Year	Salary		Awards	Awards(3)		Plans	Compensation(1)		Compensation
Position	Ended	($)		($)	($)		($)	($)		($)
Michael Donovan	2013	$397,740		Nil	Nil		$200,000	Nil		$597,740
Chief Executive	2012	$325,000		Nil	Nil		$95,000	Nil		$420,000
Officer	2011	$325,000		Nil	Nil		$40,000	Nil		$365,000

Dana Landry	2013	$325,000		Nil	$332,259	1(a)3(a)	$182,000	Nil		$839,259
Chief	2012	$325,000		Nil	Nil		$70,000	$31,667	1(a)	$426,667
Financial	2011	$325,000		Nil	Nil		$30,000	$46,667	1(a)	$401,667	(1)
Officer

Michael Hirsh	2013	$223,493	(2)	Nil	$184,475	3(b)	$100,000	Nil		$507,968
Executive	2012	Nil		Nil	Nil		Nil	Nil		Nil
Chair	2011	Nil		Nil	Nil		Nil	Nil		Nil

Steven DeNure	2013	$325,000		Nil	Nil		$163,000	Nil		$488,000
President and	2012	$325,000		Nil	$79,480		$70,000	Nil		$474,480
Chief	2011	$325,000		Nil	Nil		$35,000	Nil		$360,000
Operating
Officer

Chris Bartleman	2013	$325,000		Nil	Nil		$54,000	Nil		$379,000
Executive Vice	2012	$325,000		Nil	$39,142		$15,000	$1,395	1(b)	$380,537
President,	2011	$318,750		Nil	Nil		$15,000	$13,049	1(b)	$346,799	(1)
Development and
Production DHX
Kids

(1)	The values in this column include all other compensation not reported in any other column of the table for each of the NEOs and includes the following:

(a)	Pursuant to Mr. Landry’s three year employment contract dated September 1, 2009, the Company recorded $46,667 in 2011, $31,667 in 2012 and $Nil in 2013, as non cash compensation expense related to share purchase financing loan forgiveness. As per Mr. Landry’s contract renewal on September 1, 2012, further amounts of $30,000 will be earned annually on each anniversary date for 3 years and will be recorded in Fiscal 2014, 2015 and 2016. For further details on Mr. Landry’s original share purchase loans please see “Indebtedness of Directors and Executive Officers”. In addition upon renewal in 2012, Mr. Landry was granted 500,000 options fair valued at $332,259. See note 3(a) for assumptions used in calculating fair value.

(b)	Pursuant to Mr. Bartleman’s agreement with the Company, he was entitled to a car allowance and other compensation. No amounts have been recorded for 2013 (Nil and $1,395 have been recorded for 2012; $11,525 and $1,524 for 2011 respectively).

(2)	Michael Hirsh joined the Company on October 22, 2012 at the annual salary of $325,000. For more information see Employment Contracts below.

(3)	Options vest at various times and expire 5 years from the date of issuance. Based on the grant date fair value of the applicable awards determined by multiplying the number of options granted by their value established according to the Black Scholes and Merton model. This value is the same as the fair value established in accordance with generally accepted accounting principles (“GAAP”)with the exception of weighted average expected volatility which is calculated based on a 2 year average versus 4 years under GAAP for the year ended June 30, 2013 (See assumptions below):

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	Year Ended	Year Ended
	June 30, 2012	June 30, 2013
		GAAP	3(a)	3(b)
Weighted Average Fair value per option granted	$0.32	$0.85	$0.66	$0.74
Assumptions:
Weighted Average Risk-free interest rate	1.25%	1.30%	1.30%	1.30%
Weighted Average Expected dividend yield	Nil	0.13%	0.13%	0.13%
Weighted Average Expected volatility	65%	61%	52%	52%
Weighted Average Expected life	4 years	4 years	4 years	4 years

Option-based Awards and Share-based Awards

The Company has not granted any share-based awards to any Named Executive Officers for the year ended June 30, 2013. The following table sets forth information regarding all option-based awards outstanding as at June 30, 2013 for each Named Executive Officer.

Option-based Awards and Share-based Awards

					Number of
	Number of				Shares or
	Securities			Value of	Units of
	Underlying			Unexercised in	Shares that
	Unexercised	Option		the Money	have not
	Options	Exercise Price	Option Expiration	Options	Vested
Name	(#)	($)	Date	($)	(#)
Michael Donovan	Nil	Nil	Nil	Nil	Nil

	55,000	$0.78	May 20, 2014	132,000	Nil
Dana Landry	500,000	$1.63	October 3, 2017	775,000	500,000

	250,000	$1.81	November 21, 2017	342,000	250,000
Michael Hirsh
	360,000	$0.58	March 16, 2014	936,000	Nil
Steven DeNure	200,000	$0.92	May 23, 2017	452,000	100,000

	25,000	$0.99	May 18, 2015	54,750	Nil
Chris Bartleman	56,250	$0.83	November 30, 2016	132,188	Nil

There were no options exercised by the Named Executive Officers during the fiscal year ended June 30, 2013.

Incentive Plan Awards Table

The following table sets forth for each Named Executive Officer the value vested or earned during the year ended June 30, 2013:

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Incentive Plan Awards

	Option-Based Awards	Share Based Awards –	Non-Equity Incentive Plan
	Value Vested during the	Value Vested during the	Compensation – Value Earned
Name and Principal	Year	Year	during the Year
Position	($)	($)	($)
Michael Donovan	Nil	Nil	Nil
Dana Landry	$87,000	Nil	Nil
Michael Hirsh	Nil	Nil	Nil
Steven DeNure	$385,100	Nil	Nil
Chris Bartleman	$54,000	Nil	Nil

Pension Plan Benefits

There are no arrangements that provide for any form of pension plan benefits to Named Executive Officers.

Termination and Change of Control Benefits

A discussion of Termination and Change of Control benefits may be found under Employment Contracts below.

Compensation of Directors

The following table sets forth for the year ended June 30, 2013 information concerning the compensation paid to the Company’s directors other than directors who are also Named Executive Officers:

Compensation of Directors

	Fees Earned	Option Based Awards	Total
Director	($)	($)	($)
Sir Graham Day	51,160	51,267	102,427
J. William Ritchie	35,750	51,267	87,017
Robert Sobey	41,000	51,267	92,267
Donald Wright	44,500	51,267	95,767

All non-executive directors are paid an annual stipend of $25,000 and attendance fees of $1,000 per meeting, whether attendance is in person or via teleconference. The “lead” director is paid an annual stipend of $35,000 and attendance fees of $1,000 per meeting. A non-executive director who acts as chair of any of the audit, compensation or governance committees will be paid an additional stipend of $12,500. All executive directors receive no stipend or attendance fees in their capacity as directors. All directors are entitled to be paid their traveling and other out-of-pocket expenses reasonably incurred by them in connection with the affairs of the Company.

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In accordance with the Stock Option Plan, the compensation committee may from time to time, in its exclusive discretion, authorize the granting of Options to any of the non-executive directors on such terms and conditions as the compensation committee determines to be in the best interests of the Company. All non-executive directors are entitled to receive from time to time such number of Common Shares as the compensation committee determines to be in the best interests of the Company having regard to the Stock Option Plan, the Company’s capitalization and share price, the tax implications for the directors and such other factors as the compensation committee deems relevant in its determination. Any options granted to directors vest at 25% per year over four years in equal instalments. Executive directors are not entitled to receive any Options in their capacity as directors.

Equity Compensation Plan Information

The following table sets out the number of securities authorized for issuance under DHX’s equity compensation plans as of June 30, 2013.

Equity Compensation Plan Information

	Fees Earned		Number of securities remaining
	($) Number of securities to	Weighted-average	available for future issuance
	be issued upon exercise of	exercise price of	under equity compensation plans
	outstanding options,	outstanding options,	(excluding securities reflected in
Plan Category	warrants and rights	warrants and rights	column (a))
Equity compensation plans approved by securityholders	5,726,250	$1.22	3,495,604
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,726,250	$1.22	3,495,604

Stock Option Plan

In 2006, Shareholders approved the adoption of the stock option plan and in 2009 approved amendments to such plan (the “Stock Option Plan”). Under the Stock Option Plan, options to purchase Common Shares (“Options”) may be granted to full-time employees, consultants or directors of DHX. The exercise price of any Option to be granted under the Stock Option Plan is determined by the Board, but shall not be less than the closing price of the Common Shares on the day immediately preceding the date of grant on the quotation system or stock exchange which had the greatest volume of trading of Common Shares on the applicable trading day. As of the date of this Circular, there are presently options to purchase 3,913,750 Common Shares issued and outstanding under the Stock Option Plan representing 3.8% of DHX’s issued and outstanding Common Shares. The maximum number of Common Shares issuable upon the exercise of Options shall not exceed such number which represents 9% of the issued and outstanding Common Shares of DHX from time to time. As a result, should DHX issue additional Common Shares in the future, the number of Common Shares issuable under this Stock Option Plan will increase accordingly. The Stock Option Plan of DHX is considered as an “evergreen” plan, since the Common Shares covered by Options which have been exercised shall be available for subsequent grants.

The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding securities of DHX. Moreover, the number of securities issued to insiders of DHX within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities of DHX.

Under the Stock Option Plan, each Option will vest over such period as determined at the time of issue; provided that, if no vesting period is determined at the time of issue, no more than 25% of the Common Shares subject to the Option will be exercisable during each twelve month period from the date of the grant.

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Each Option, unless terminated pursuant to the Stock Option Plan, will expire on a date to be designated by DHX at the time of the grant of the Option, however, such date can be no later than the date that is seven years after the date on which the Option was granted.

If a holder of Options (an “Optionholder”) resigns, ceases to be an employee of DHX or ceases to be engaged by DHX, vested Options held by such holder may be exercised prior to the earlier of the 90th day following such occurrence and the expiry of the period during which the Options are otherwise exercisable. If an Optionholder is discharged or terminated as an employee or officer of DHX for cause or ceases to be engaged by DHX as a consultant for cause or breach of duty, or if a director is removed as a director of DHX by action of the Board or the Shareholders, each and every Option granted to such Optionholder shall immediately cease and terminate and be of no further force or effect whatsoever as to Common Shares in respect of such Options, regardless of whether or not such Options had vested with respect to such Common Shares.

In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any vested Option held by such Optionholder at the time of his or her death will expire and terminate on the earlier of (i) the 180th day following the date of death, unless DHX receives a notice from the legal representatives of the deceased stating that they wish to exercise the Option in respect of up to the number of Common Shares that the deceased could have exercised at the date of his or her death, in which case the Option as it relates to such Common Shares will not expire and DHX will issue to the estate of the deceased that number of Common Shares as were specified in the notice of exercise, and (ii) the expiry of the period during which the Option is exercisable, or such later date within one year following the date of death of the Optionholder as DHX may in its discretion designate. In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any unvested or expired Option may, with the prior written consent of DHX, be exercised by the deceased’s legal representatives with respect to up to that number of Options as DHX may designate and advise such legal representatives of by notice in writing given within one year following the date of the death of the Optionholder, provided that any such exercise is made by the deceased Optionholder’s legal representatives pursuant to a written notice given by them to DHX on or prior to the earlier of the 60th day following the giving of such notice by DHX and the expiry of the period during which the Option is exercisable.

The following types of amendments to the Stock Option Plan require the approval of the Shareholders: (i) any amendment to the amendment provisions; (ii) any increase in the maximum number of Common Shares issuable under the Stock Option Plan; (iii) any change in the exercise price and term of Options held by insiders under the Stock Option Plan; and (iv) any amendment to the Stock Option Plan which requires the approval of the Shareholders under any applicable securities laws or requirements (including without limitation the TSX rules and policies). Amendments to the Stock Option Plan that are not subject to Shareholder approval may be implemented by DHX without Shareholder approval, subject to any approval required by the rules of any stock exchange on which the Common Shares are listed and any other requirements of applicable law. Such amendments include housekeeping changes, clarifications, ensuring compliance with applicable law and amending the Stock Option Plan or Options under the Stock Option Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed 7 years from the date the Option is granted and that such Option is not held by an Insider), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider) and method of determining the subscription price, assignability and effect of death, disability, termination of a participant’s employment or cessation of the participant’s directorship. DHX may, in its sole discretion, make loans or provide guarantees for loans by financial institutions to assist participants to purchase Common Shares upon the exercise of the Options so granted and if such a loan is made by DHX, it shall be secured by the shares purchased with the proceeds of such loans. In the event of a corporate transaction the Board may accelerate the vesting of any Option and Options terminate immediately prior to the effective date of such corporate transaction. The interest of any Optionholder under the Stock Option Plan or in any Option is not transferable. In the event of, among other things, an amalgamation, arrangement or take-over bid affecting DHX, the Board will make an equitable adjustment to any Options then outstanding and in the exercise price in respect of such Options.

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Employee Share Purchase Plan

In 2007, Shareholders approved the adoption of the employee share purchase plan (the “Employee Share Purchase Plan”). There are currently 450,000 Common Shares reserved for issuance under the Employee Share Purchase Plan.

Any designated person regularly employed by DHX or any of its subsidiaries is eligible to become a member of the Employee Share Purchase Plan upon the later of November 6, 2007 or the completion of one year of continuous service as an employee of DHX. The administrator of the plan is Computershare or such other person appointed by DHX to purchase, hold and distribute the Common Shares in accordance with the terms and provisions of the Employee Share Purchase Plan.

Pursuant to the Employee Share Purchase Plan, members participating in the plan may make contributions, by payroll deduction only, at a rate of between 1% and 10% of their salary. DHX then remits the payroll deductions to the administrator who purchases Common Shares from the treasury of DHX at a purchase price equal to the 10 day volume weighted average price of the Common Shares traded on the TSX less 15%. Therefore, the purchase price of the Common Shares pursuant to the Employee Share Purchase Plan could be below the market price (as defined in the TSX Company Manual) of the Common Shares. The purchased Common Shares are credited to an account maintained for the member by DHX.

If a member of the Employee Share Purchase Plan terminates employment with DHX, retires from employment at DHX or otherwise elects to withdraw from participation in the Employee Share Purchase Plan, the member will have the choice to receive (i) the number of whole Common Shares credited to his or her account, or (ii) the cash equivalent of the value of the whole Common Shares credited to his or her account, less any brokerage fees as determined by the administrator of the Employee Share Purchase Plan. A member of the Employee Share Purchase Plan may elect, from time to time, to sell all or part of the Common Shares credited to the member’s account in accordance with DHX’s Insider Trading Policy by completing and filing with DHX a seven day prior notice on a form prescribed by DHX.

The Employee Share Purchase Plan may be terminated at any time by the Board, in which event each member of the Employee Share Purchase Plan shall receive, as soon as practicable following the effective date of termination of the Employee Share Purchase Plan, the number of whole Common Shares in his or her account and a cash payment for any fractional Common Shares held in his or her account.

In the event that the Common Shares are subdivided, consolidated, converted or reclassified by DHX, or any action of a similar nature affecting the Common Shares is taken by DHX, the Common Shares held by the administrator of the Employee Share Purchase Plan for the benefit of the Employee Share Purchase Plan members shall be appropriately adjusted.

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In the event a subsidiary company ceases being a subsidiary, each employee of such subsidiary shall cease being a member of the Employee Share Purchase Plan and will receive the number of whole shares in his or her account and a cheque for fractional shares.

Employment Contracts

DHX has entered into employment agreements with each of Michael Donovan, Dana Landry, Michael Hirsh, Steven DeNure and Chris Bartleman.

The current Agreement for Mr. Donovan provides for a salary of $425,000 and a discretionary bonus based on performance. The agreement provides that Mr. Donovan is entitled to (i) receive yearly bonus based upon his and DHX’s performance, which if paid shall be no less than 20% of his annual salary; and (ii) participate in any benefit plan generally available to employees of the Company.

The current agreement for Mr. Landry provides for a salary of $325,000 and a first-year bonus of up to $125,000 half of which is based on DHX achieving annualized run-rate cost synergies of $8,000,000 and half on DHX achieving its budgeted target. In years two and three, the agreement provides for that if DHX achieves its budgeted target established from time the time Mr. Landry will earn a discretionary bonus. DHX also agreed to grant to Mr. Landry options to acquire an aggregate of 500,000 Common Shares, subject to customary vesting provisions or accelerated vesting in the event that DHX and Mr. Landry achieve their targets.

The current Agreement for Michael Hirsh provides for a salary of $325,000 and a discretionary bonus based on performance. The agreement provides that Mr. Hirsh is entitled to (i) receive yearly bonus based upon his and DHX’s performance, which if paid shall be no less than 20% of his annual salary; and (ii) participate in any benefit plan generally available to employees of the Company. DHX also agreed to grant to Mr. Hirsh options to acquire an aggregate of 250,000 Common Shares, subject to customary vesting provisions.

The current agreement for Mr. DeNure provides for a salary of $325,000 and a bonus based on performance. The agreement provides that if DHX achieves its budgeted target established from time the time Mr. DeNure will earn a bonus of $40,000, of which a portion is discretionary and a portion is earned by achieving such target. In addition, Mr. DeNure can earn an additional bonus for exceeding his target, to a maximum of 100% of his base salary. DHX also agreed to grant to Mr. DeNure options to acquire an aggregate of 200,000 Common Shares, subject to customary vesting provisions or accelerated vesting in the event that DHX and Mr. DeNure achieve their targets.

The current Agreement for Chris Bartleman provides for a salary of $325,000 and a bonus based on performance. The agreement provides that if the employee achieves its budgeted target established from time the time the employee will earn a bonus of $30,000, of which a portion is discretionary and a portion is earned by achieving such target. In addition, the employee can earn an additional bonus for exceeding his target, to a maximum of 100% of his base salary plus bonus. The current agreement commenced on November 30, 2007, was amended on April 1, 2011, and terminates on November 30, 2013. The Company has notified Mr. Bartleman that the Agreement will not be renewed.

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Each of the agreements for Messrs Donovan, DeNure, Landry and Hirsh is for a term of three years and automatically renews for a term of three years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. The terms of the latest Agreements and/or renewed Agreements for each of Messrs. Donovan, DeNure, Landry and Hirsh commenced on December 9, 2005, May 19, 2011, September 1, 2012 and October 22, 2012 respectively. If the employer exercises its right to terminate the agreement at the time of expiry of the term and provides written notice thereof, the employee will receive a lump sum severance payment equal to 12 months base salary. If the employer terminates the employee’s employment without cause at any time during the applicable term, the employee is entitled to a lump sum severance payment of 18 months base salary, which cannot be set off against any monies claimed by the employer. In addition, each of the agreements automatically terminates in the event of change in control of the Company and the termination or resignation of the Employee within six months of such change of control due to a material change in job responsibilities. In the event of such a change of control each employee will be paid a lump sum severance payment of 18 months base salary.

Pursuant to all agreements, all intellectual property developed by the employee in the course of employment remains the exclusive property of the employer. Each of these employees has agreed not to hire or take away any employee of the employer during the term of employment and for a six-month period following termination. Each of the employees have agreed not to compete with the employer through involvement with entities engaged in film and television production primarily in Canada during their term of employment and for six months following termination which may waived by the employer.

Non-Disclosure Agreements

All senior executives and consultants of the Company, including its executive officers, have in connection with their employment with the Company entered into agreements with the Company requiring the non-disclosure of confidential information of the Company and the assignment, and confirmation of the Company’s ownership of all intellectual property rights created in the course of such employee’s employment or consultant’s involvement with the Company.

Insurance Coverage for the Company and Indemnification

The Company’s directors and officers are covered under a Directors & Officers Liability Insurance policy. As of June 30, 2013, the aggregate coverage amount applicable to those directors and officers insured under the policies will be $10,000,000 per occurrence and $10,000,000 as an aggregate limit per policy year, inclusive of defence costs. Under such policy, the Company has reimbursement coverage to the extent that the Company or a subsidiary has indemnified a director or officer in excess of a retention amount of $25,000. The By-Laws also provide for indemnification of the directors and officers of the Company against liability and costs for any action against them in the execution of their duties of office, subject to certain conditions and limitations. The annual premium paid in respect of the Directors & Officers Liability Insurance policy for the fiscal year ended June 30, 2013 was $29,797.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors and senior management of the Company consider good corporate governance to be central to the effective operation of the Company. Set out below is a description of certain corporate governance practices of the Company, as required by National Instrument 58-101 –

Disclosure of Corporate Governance Practices.

Board of Directors

The following members of the board of directors have been determined to be independent: Sir Graham Day, John Loh, J. William Ritchie, Michael Salamon, Robert Sobey and Donald Wright. The following members of the board of directors have been determined not to be independent by virtue of their current or former positions as executive officers of the Company: Michael Donovan and Michael Hirsh. Therefore, the majority of the members of the board of directors are independent. To facilitate full and frank discussion, any independent director may at any time request an in camera portion of a meeting of the board of directors to be held, at which non-independent directors and members of management are not in attendance.

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Moreover, certain issues that arise are referred to a special committee of independent directors for their consideration, at which non-independent directors and members of management are not in attendance.

Between July 1, 2012 and June 30, 2013, the board of directors and its committees held the following number of meetings:

Board Meetings

Number of Meetings
Board of Directors	7
Audit Committee	4
Compensation Committee	2
Production Finance Committee	0
Corporate Governance and Nominations Committee	1
Special Committee	1
Search Committee	1

The attendance of the directors at such meetings was as follows:

Attendance

	Board Meetings	Committee Meetings	Special Committee Meetings
Directors	Attended	Attended	Attended
Sir Graham Day	5 of 7	5 of 7	1 of 1
Michael Donovan	7 of 7	N/A	1 of 1
Michael Hirsh(1)	3 of 3	N/A	N/A
John Loh(1)	3 of 3	2 of 2	N/A
J. William Ritchie	7 of 7	8 of 8	N/A
Michael Salamon(1)	3 of 3	3 of 3	N/A
Robert Sobey	7 of 7	2 of 2	1 of 1
Donald Wright	7 of 7	8 of 8	N/A

(1)	Michael Hirsh, Joh Loh and Michael Salamon have been directors of DHX since October 22, 2012.

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Board Mandate

The members of the board of directors have the duty to supervise the management of the business and affairs of the Company. The board of directors provides direction to senior management through the Chief Executive Officer, to pursue the best interests of the Company. The full text of the board mandate is available on the Investor Relations Section of our website at www.dhxmedia.com or may be obtained in print, without charge, by any shareholder upon request to the Company’s Corporate Secretary.

Position Descriptions

The board of directors has developed written position description for the positions of chief executive officer, chairman of the board of directors and the lead director. The board of directors has not developed written position descriptions for the chairs of its committees. The chairs of those committees have significant experience from other public company boards. The board of directors has developed a mutual understanding of the roles and responsibilities of these positions and believes that such roles and responsibilities are effectively delineated without a formal structure. The board of directors discusses any proposed changes to the roles and responsibilities for these positions before such changes are implemented. The Company facilitates access to independent advisors for guidance where necessary in the opinion of the Chair of the board of directors or any of its committees.

Orientation and Continuing Education

New members will be offered an orientation program commensurate with the experience in the film and television production and distribution business. Each new member will meet with each of the chairman of the board of directors, and the chairs of the audit committee, the nominating and corporate governance committee, and the production finance committee to discuss the role of the board of directors and its committees and members. In addition, each new member of the board of directors will be presented with a package containing all public filings made by the Company during the preceding 24 months upon request, and will have the opportunity to meet in person to discuss the nature and operation of the Company’s business with each of the President, Chief Executive Officer and Chief Financial Officer of the Company. Each new member will also be given the opportunity, upon request, to retain independent legal counsel, at the Company’s expense, to advise him or her with respect to issues raised by his or her membership in the board of directors.

Nomination of Directors

The corporate governance and nominations committee is composed entirely of independent directors. The corporate governance and nominations committee’s purpose is to assist the DHX board of directors in fulfilling its responsibilities by overseeing the Company’s corporate governance policies and making recommendations aimed at enhancing the effectiveness of the board of directors. The committee is responsible for (i) the oversight of corporate governance practices; (ii) the general management of board and committee activities including reviewing the board and committee mandates, scheduling meetings, ensuring effective communication, recommending procedures to permit the board to function independently from management and reviewing and approving the Company’s response to any applicable rules or regulations of applicable securities regulators and stock exchanges; (iii) evaluating board effectiveness; (iv) the recruitment and education of directors; and (v) succession planning for the Chief Executive Officer. The committee identifies, evaluates and recommends to the board of directors new candidates for election to the board. As well, each director can suggest individuals as potential directors for the board. The board as a whole makes the final decision on who to nominate, subject to the Support and Standstill Agreement described above, the board of directors considered it was the appropriate size and had the appropriate skill set.

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Compensation

Please see Executive Compensation above for particulars regarding the Company’s compensation policies and practices.

Committees of the Board of Directors

The board of directors of the Company has established an audit committee, a compensation committee, a nominating and corporate governance committee and a production financing committee. Each of the committees has adopted a written charter establishing its role and responsibilities.

Audit Committee

The audit committee assists the board of directors of the Company in fulfilling its responsibilities for oversight and supervision of financial and accounting matters. These responsibilities include oversight of the quality and integrity of the Company’s internal controls and procedures, reviewing annual and quarterly financial statements and related management discussion and analysis, engaging the external auditor and approving independent audit fees and considering the recommendations of the independent auditor, monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and examining improprieties or suspected improprieties with respect to accounting and other matters that impact financial reporting. The audit committee has the authority to retain outside counsel or experts to assist the Committee in performing its functions. The Company’s audit committee is chaired by Donald Wright and currently composed of Sir Graham Day, J. William Ritchie and Michael Salamon each of whom is an unrelated independent director. A copy of the audit committee charter is attached as Schedule “A” to this annual information form. Each of the members of the Audit Committee is “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators. For a description of the relevant education and experience of the Audit Committee members, see “Directors and Officers”.

Compensation Committee

The compensation committee ensures that the Company has high calibre executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The compensation committee reviews and makes recommendations to the Company’s board of directors regarding the appointment of the Company’s executive officers, and the establishment of, and any material changes to, executive compensation programmes, including that of the Chief Executive Officer. The compensation committee also oversees and administers the Company’s employee compensation and benefits plans. The compensation committee is responsible for reviewing and recommending to the board of directors of the Company the terms of compensation of directors. The compensation committee is chaired by Robert Sobey and currently composed of Sir Graham Day, Donald Wright, J. William Ritchie and John Loh.

Nominating and Governance Committee

The nominating and governance committee assists the board of directors of the Company in identifying candidates for the board of directors of the Company and in developing and implementing effective corporate governance principles for the Company. The committee is responsible for establishing a code of conduct and ethics for the Company and for overseeing the Company’s policy on insider trading. The nominating and governance committee also evaluates the effectiveness of the board of directors of the Company as a whole, each committee of the board of directors of the Company and the contribution of individual directors. The nominating and governance committee is chaired by Sir Graham Day and is currently composed of Donald A. Wright, J. William Ritchie and John Loh.

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Production Financing Committee

The production and financing committee consists of Michael Donovan and Sir Graham Day and has the authority to approve, execute and authorize all film and television production financing.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness owing to DHX from any of DHX’s officers, directors, employees or former officers, directors and employees, including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by DHX, except as follows:

As of November 8, 2013 Charles Bishop, a former Director of DHX, had Common Share purchase loans outstanding to DHX of $50,000 in respect of the purchase of 27,027 Common Shares. Mr. Bishop’s loan bears interest at 2.5% per annum and is fully secured against the underlying shares. As of November 8, 2013 Dana Landry, the Chief Financial Officer of DHX, had Common Share purchase loans outstanding to DHX of $81,693.68 for the purchase of 175,000 Common Shares. Mr. Landry’s loan bears interest of 2% per annum and is fully secured against the underlying shares.

The aggregate indebtedness of all directors, former directors and executive officers of DHX as at November 8, 2013 was:

Aggregate Indebtedness

Purpose	to DHX or its Subsidiaries	to Another Entity
Share Purchases	$131,693.68	N/A
Other Purposes	N/A	N/A

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Circular, none of the persons who are or have been Directors or executive officers of DHX since July 1, 2012 or the associates or affiliates of those persons have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

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GENERAL

Unless otherwise stated, information contained herein is given as of the date hereof. A copy of this Circular has been sent to each Director, to the applicable regulatory authorities, to each Shareholder entitled to notice of the Meeting and to the auditors of DHX. Additional information regarding DHX may be found on SEDAR at www.sedar.com. Shareholders may contact DHX at 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7, or by telephone at (902) 423-0260 to obtain copies of DHX’s financial statements and MD&A.

DATED as of the 14th day of November, 2013.

(signed)  Mark Gosine

EVP, Legal Affairs, General Counsel & Corporate Secretary

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